[Quarles & Brady LLP Letterhead]

April 4, 2012

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Infinity Energy Resources, Inc.
Amendment No. 2 to Registration Statement on Form 10 filed July 1, 2011
File 0-17204

Dear Mr. Schwall:

We have reviewed your comment letter (the “Comment Letter”), dated July 29, 2011, regarding Amendment No. 1 to Registration Statement on Form 10 (the “Form 10”) of Infinity Energy Resources, Inc. (the “Registrant”) filed on July 1, 2011. On behalf of the Registrant, we submit this response letter along with Amendment No. 2 to the Form 10 (the "Amendment"), which has been revised in conformity with your comments.

For your convenience, we have provided our responses below in a question and answer format. Your original comment is provided below in bold text, followed by our response.

Risk Factors, page 11

2. Please refer to the risk factor at page 15 captioned, “Prices may be affected by regional factors.” Your suggestion here that your Wyoming and Texas properties are producing is inconsistent with your disclosure elsewhere, such as at page 4, that Infinity-Wyoming and Infinity-Texas are both inactive. Please revise or explain.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 15 to more clearly indicate that such prices relate to natural gas production that the Company may have in the future.

Liquidity and Capital Resources, page 24

3. You indicate that you must repay $8,160,994 by December 31, 2011, but you do not appear to consider your debt obligations when you estimate two paragraphs later what resources you will need to remain liquid for the next 12 months. Please revise to describe more precisely your financial situation. We refer you also to prior comments 9 and 13 from our letter to you dated June 10, 2011.

In response to the Staff’s comment, the Registrant changed its disclosure on pages 24 and 25 to more precisely describe its financial situation.

Executive Compensation, page 33

4. We re-issue comment 23 from our letter to you dated June 10, 2011, in part. Please revise note (3) to the Summary Compensation Table at pages 33-34 and note (3) to the Director Compensation Table at page 36 to clarify, if true, that you are referring to the Nicaraguan Concessions.

In response to the Staff’s comment, the Registrant has revised its disclosures on pages 34, 37, and 38 to change all references relating to the "Concessions" to the "Nicaraguan Concessions."

5. We re-issue comment 26 from our letter to you dated June 10, 2011, in part. Please clarify when the negotiations with Mr. Hutchins regarding his compensation arrangements took place.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 34 to indicate that negotiations with Mr. Hutchins regarding his compensation occurred in August 2007.

Legal Proceedings, page 39

6. Please refer to the following disclosure at page 26: “As of December 31, 2010 and 2009, the Company had accrued approximately $1,916,250 for 2010 and $929,208 for 2009 relating to the contract.” Explain why you do not mention the accrual for the $1,916,250 for 2010 at page 39, where you discuss the liability you recorded for the LDH Development action. Also revise to clarify at page 39 that you are referring to the same long-term gas gathering contract discussed at page 26.

In response to the Staff’s comment, the Registrant has revised the disclosure on both pages 26 and 39 to be consistent and to clarify that both disclosures refer to the same long-term gas gathering contract.

Exhibits

7. We re-issue comment 36 from our letter to you dated June 10, 2011, in part. Please revise your exhibit index to indicate clearly when and with what filing any previously filed exhibit was provided.

In response to the Staff’s comment, the Registrant has revised the exhibit index to clearly indicate when and with what filing previous exhibits were filed.

8. We note that a number of your exhibits are missing conformed signatures, and therefore it is unclear whether the versions filed are the same as the executed versions. Other exhibits appear to be missing schedules and related attachments. Please review all of your exhibits and re-file in complete form any that are incomplete. In your letter of response, please address in particular the completeness of the documents filed as Exhibits 10.6, 10.12, 10.13, 10.14, 10.15, 10.20, 10.21, 10.22, 10.26, and 10.29.

In response to the Staff’s comment, the Registrant has re-filed the following exhibits to correct the missing conformed signatures, schedules and attachments as indicated below.

Exhibit Number	Correction Made

3.1	Provided conforming signature.
10.6	Provided Exhibit A, Exhibit B, Schedule 1(d), Schedule 5(a)(6), Schedule 5(a)(8), Schedule 5(a)(9), Schedule 6(e), Schedule 6(h), Schedule 6(i), Schedule 7(h), and Schedule 7(P).
10.8	Provided conforming signature.
10.9	Provided conforming signature.
10.12	Provided conforming signature.
10.13	Provided conforming signature.
10.14	Provided conforming signature and Schedule B.
10.15	Provided conforming signature, Exhibit A, Schedule A, Schedule B, and Schedule C.
10.20	Provided conforming signature.
10.21	Provided conforming signature, Exhibit A and Exhibit B.
10.22	Provided conforming signature.
10.26	Provided conforming signature.
10.28	Provided conforming signature.
10.29	Provided conforming signature.

Exhibit 23.1

9. Please amend your filing to include an updated consent from your independent auditor.

In response to the Staff’s comment, the Registrant has filed an updated consent from its independent auditor as Exhibit 23.1.

Sincerely,

/s/ Christian J. Hoffmann III
For the firm

cc:	Stanton E. Ross